SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               INTELLICORP, INC.
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  458153103000
                                 (CUSIP Number)

                                Benjamin Raphan
                             Tenzer Greenblatt LLP
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 573-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 19, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filled a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 458153103000


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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Norman J. Wechsler

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

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   3   SEC USE ONLY



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   4   SOURCE OF FUNDS*

       PF, WC

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            916,542
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             5,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             916,542
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       5,000

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        921,542

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                            [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.6%

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  14   TYPE OF REPORTING PERSON*

       IN


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 amends the Schedule 13D dated November 9, 1995 of Norman J. Wechsler (the "Reporting Person"), as heretofore amended by Amendment No. 1 thereto dated December 12, 1995, with respect to the Common Stock, par value $.001 per share ("Common Stock"), issued by Intellicorp, Inc. (the "Issuer"). Except as modified hereby, there has been no change in the information previously reported in Amendment No. 1 to the Schedule 13D dated December 12, 1995 of the Reporting Person.

Item 3.  Source and Amount of Funds or other Consideration.

     Exclusive of (i) 602,742 shares of Common Stock beneficially owned by Wechsler & Co., Inc.; (ii) 60,000 shares of Common Stock beneficially owned by Sharon C. Wechsler, the Reporting Person's spouse; (iii) 5,000 shares of Common Stock beneficially owned by a trust for the benefit of David Wechsler, the minor son of the Reporting Person, of which the Reporting Person and his spouse are the trustees (the "Wechsler Trust"); and (iv) 29,000 shares of Common Stock beneficially owned by Waco Partners, a New York general partnership ("Waco"), of which the Reporting Person is the managing general partner; the Reporting Person is deemed to beneficially own 224,800 shares of Common Stock. Since the filing of Amendment No. 1 to Schedule 13D, the Reporting Person purchased an aggregate of 82,800 shares of Common Stock in open market transactions using personal funds in the amount of $103,500 and Wechsler & Co., Inc. purchased an aggregate of 71,300 shares in open market transactions using working capital funds in the amount of $93,487.50.

Item 4.  Purpose of Transaction.

     The purpose of the acquisitions of shares of Common Stock by the Reporting Person, directly, as described under Item 3, was for investment. Of the 71,300 shares acquired by Wechsler & Co., Inc., as described under Item 3, 1,000 shares were acquired by such firm in the ordinary course of its business as inventory for its securities trading activities and as a market maker in the Issuer's securities and 70,300 of such shares were acquired by such firm for investment. The Reporting Person and Wechsler & Co., Inc. may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by them at any time. The Reporting Person has no plan or proposal which relates to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D. The Reporting Person may review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any such matter, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

     The Reporting Person is deemed to beneficially own an aggregate of 921,542 shares of Common Stock (attributing all of the shares beneficially owned by Wechsler & Co., Inc., the Wechsler Trust, Sharon C. Wechsler and Waco to the Reporting Person), constituting approximately 7.6% of the shares of Common Stock outstanding. The percentage used herein is calculated based upon the shares of Common Stock stated by the Issuer to be outstanding at October 31, 1995 in its Quarterly Report on Form 10-QSB. The Reporting Person has the sole voting and dispositive power with respect to all the shares of Common Stock to which this statement relates, except for the shares beneficially owned by the Wechsler Trust, as to which the Reporting Person has shared voting and dispositive power with the other trustee of such Trust. The Reporting Person has not effected transactions in shares of Common Stock in the past 60 days other than as reflected herein and in Amendment No. 1 to Schedule 13D of the Reporting Person.

     The filing of this statement shall not be deemed an admission by the Reporting Person that he owns the securities held by the Wechsler Trust or Sharon C. Wechsler. The Reporting Person expressly disclaims beneficial ownership of all securities held by the Wechsler Trust or Sharon C. Wechsler for any purpose.

     No person, other than the persons named above, has the right to receive or the power to direct receipt of dividends from, or the proceeds of, the sale of the shares of Common Stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  January 25, 1996

                                               /s/ Norman J. Wechsler
                                               ----------------------
                                               Norman J. Wechsler